Page 1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                         Alloy Steel International, Inc.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                  019860 10 5
                                 (CUSIP NUMBER)

                               Alan Charles Winduss
                            42 Mercantile Way Malaga
                          P.O. Box 3087 Malaga D C 6945
                                Western Australia
                              61 + (8) + 9248 3188

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    Copy To:

                           Kirkpatrick & Lockhart LLP
                            Miami Center, Suite 2000
                            201 S. Biscayne Boulevard
                              Miami, Florida 33131
                          Attn: Clayton E. Parker, Esq.
                                 (305) 539-3300

                                  July 12, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





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                                                                          Page 2


                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS
      Alan Charles Winduss

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)( )



--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Australia

--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            990,750
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        902,500
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        990,750
                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        902,500
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,893,250
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /


--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.1%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
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                                                                          Page 3


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Chartreuse Nominees Pty. Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------

4     SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)( )



--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Australia
--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            500,000
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        500,000
                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      500,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.9%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

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                                  SCHEDULE 13D

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1     NAME OF REPORTING PERSONS

      Ragstar Investments, Ltd.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------

4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)( )


--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands

--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            90,000
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        90,000

                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     90,000

--------------------------------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.5%

--------------------------------------------------------------------------------

14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
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                                                                          Page 5


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS

      Alan Winduss Pty. Ltd.

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /X/
                                                             (b) / /

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)( )



--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Australia

--------------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWER
SHARES OF
BENEFICIALLY            312,500
OWNED BY         ---------------------------------------------------------------
EACH REPORTING      8   SHARED VOTING POWER
PERSON WITH
                        -0-
                 ---------------------------------------------------------------

                    9   SOLE DISPOSITIVE POWER

                        312,500

                 ---------------------------------------------------------------

                    10  SHARED DISPOSITIVE POWER

                        -0-

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      312,500
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.8%

--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

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                                                                          Page 6

ITEM 1.  SECURITY AND ISSUER.
         --------------------

         This statement relates to shares of common stock, par value $0.01 per share (the "SHARES"), of Alloy Steel International, Inc., a Delaware corporation (the "ISSUER"). The principal executive office of the Issuer is located at 42 Mercantile Way, Malaga, P.O. Box 3087, Malaga, D.C., 6945, Western Australia.

ITEM 2.  IDENTITY AND BACKGROUND.
         ------------------------

         (a)-(c), (f). This statement is being filed by Alan Charles Winduss ("Winduss"), Chartreuse Nominees Pty. Ltd. ("Chartreuse"), Ragstar Investments, Ltd. ("Ragstar") and Alan Winduss Pty. Ltd. ("AWPL") (collectively, the "Reporting Persons").

         Winduss is Chief Financial Officer of the Issuer. Winduss' business address is 42 Mercantile Way, Malaga, P.O. Box 3087, Malaga, D.C., 6945, Western Australia. Winduss is a citizen of Australia.

         Chartreuse is an Australian corporation, whose principal address is P.O. Box 60, Wembley, Western Australia 6913. It primarily engages in providing financial consulting services. Its controlling principal is Winduss.

         Ragstar is a British Virgin Islands corporation, whose principal address is 102 Stanley Street, Scarborough, Western Australia 6019. It primarily engages in providing financial consulting and investment services. Its controlling principal is Winduss.

         AWPL is an Australian corporation, whose principal address is P.O. Box 60, Wembley, Western Australia 6913. It primarily engages in providing financial counseling and accounting services. Its controlling principal is Winduss.

         (d) and (e). During the last five years,  no Reporting  Person has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         As of the close of business on March 15, 2001, Winduss held, in the aggregate, 990,750 Shares. On June 30, 2000, Winduss purchased 308,000 Shares at a price of $0.16 per Share for an aggregate purchase price of $49,280. All funds were provided from Winduss' personal funds. On October 2, 2000, Winduss acquired 682,750 Shares in connection with the Issuer's purchase of the 3-D Pipe Fitting Cladder process.

         As of the close of business on March 15, 2001, Chartreuse held, in the aggregate, 500,000 Shares. In October 2000, the Issuer entered into a twelve
(12) month consulting agreement with Chartreuse, which in exchange for services to be provided by Chartreuse, provided Chartreuse with 500,000 Shares.


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         As of the close of business on March 15,  2001,  Ragstar  held,  in the aggregate,  90,000  Shares.  In October 2000,  the Issuer entered into a  twelve
(12) month consulting agreement with Ragstar, which in exchange for services to be provided by Ragstar, provided Ragstar with 90,000 Shares.

         As of the close of business on March 15, 2001, AWPL held, in the aggregate, 312,500 Shares. In October 2000, the Issuer entered into a twelve
(12) month consulting agreement with AWPL, which in exchange for services to be provided by AWPL, provided AWPL with 312,500 Shares.

ITEM 4.  PURPOSE OF TRANSACTION.
         -----------------------

         The Reporting Persons acquired the Shares for investment in connection and not with a view to, or for resale in connection with, any distribution thereof, and the Reporting Persons do not have a present intention of selling, granting any participation in, or otherwise distributing the Shares. The Reporting Persons have no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         (a)-(b) As of March 15, 2001, the Reporting Persons beneficially owned the number of Shares set opposite their names, representing the percentage ownership set forth below:

                                   NO. OF SHARES             PERCENTAGE
REPORTING PERSON                    OF HOLDINGS              OWNERSHIP
----------------                    -----------              ---------

Winduss                             1,893,250                  11.1%
Chartreuse                            500,000                   2.9%

Ragstar                                90,000                   0.5%

AWPL                                  312,500                   1.8%


         Winduss has the sole power to vote and to dispose of the Shares which he directly owns.

         Winduss has the power to direct the vote and to direct the disposition of the Shares directly owned by Chartreuse, Ragstar and AWPL, as he controls such entities.

         Chartreuse has the sole power, through its controlling principal (Winduss), to vote and to dispose of the Shares it directly owns.

         Ragstar has the power, through its controlling principal (Winduss), to vote and to dispose of the Shares it directly owns.



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                                                                          Page 8


         AWPL has the power, through its controlling principal (Winduss), to vote and to dispose of the Shares it directly owns.

         By reason of the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "ACT"), Winduss may be deemed to beneficially own the Shares directly owned by Chartreuse, Ragstar and AWPL, as a result of his control over such entities.

         (c)  The  Reporting   Persons  have  not  effected  any   transactions,
involving, the Shares within the last 60 days.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

         Winduss, as the controlling principal of each of Chartreuse, Ragstar and AWPL, has the power, along with the other principals of such entities, to vote and dispose of the Shares held by such entities.

         Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

        Exhibit 1     Joint Filing Agreement.



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                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2001

                                        REPORTING PERSONS:
                                        -----------------

                                   /s/ Alan Charles Winduss
                                  ===================================
                                  ALAN CHARLES WINDUSS

                                  CHARTREUSE NOMINEES PTY. LTD.


                                  By:   /s/ Alan Charles Winduss
                                        -----------------------------
                                  Name: Alan Charles Winduss
                                  Its:  Director



                                  RAGSTAR INVESTMENTS, LTD.


                                  By:   /s/
                                        -----------------------------
                                  Name: Red Champion Management Limited
                                  Its:  Sole Corporate Director


                                  ALAN WINDUSS PTY. LTD.


                                  By:   /s/ Alan Charles Winduss
                                        -----------------------------
                                  Name: Alan Charles Winduss
                                  Its:  Director



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                                                                         Page 10

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Alloy Steel International, Inc., a Delaware corporation, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of May 11, 2001.

                                             REPORTING PERSONS:


                                     /s/ Alan Charles Winduss
                                     ===================================
                                     ALAN CHARLES WINDUSS

                                     CHARTREUSE NOMINEES PTY. LTD.


                                     By:   /s/ Alan Charles Winduss
                                           -----------------------------
                                     Name: Alan Charles Winduss
                                     Its:  Director



                                     RAGSTAR INVESTMENTS, LTD.


                                     By:   /s/
                                           -----------------------------
                                     Name: Red Champion Management Limited
                                     Its:  Sole Corporate Director


                                     ALAN WINDUSS PTY. LTD.


                                     By:   /s/ Alan Charles Winduss
                                           -----------------------------
                                     Name: Alan Charles Winduss
                                     Its:  Director